# 2014 ANNUAL REPORT

INTL FCStone®

Commodities · Global Payments · Foreign Exchange · Securities

# Financial Highlights

**OPERATING REVENUES**
*dollars in millions*


14
$490.9
13
$468.2
12
$448.1
11
$398.9
10
$258.5

**INCOME FROM CONTINUING OPERATIONS, BEFORE TAX**
*dollars in millions*


14
$26.0
13
$21.2
12
$22.5
11
$48.1
10
$15.5

**TOTAL ASSETS**
*dollars in millions*


14
$3,039.7
13
$2,848.0
12
$2,953.0
11
$2,632.0
10
$2,019.8

**STOCKHOLDERS' EQUITY**
*dollars in millions*


14
$345.4
13
$335.4
12
$313.2
11
$292.6
10
$240.1

**NET ASSET VALUE PER SHARE**


14
$18.29
13
$17.46
12
$16.50
11
$15.69
10
$13.64

# Selected Summary Financial Information

| (in millions, except share and per share amounts) | 2014 | 2013 | 2012 | 2011 | 2010 |
|---|---|---|---|---|---|
| | Year Ended September 30, | | | | |
| Operating revenues | $ 490.9 | $ 468.2 | $ 448.1 | $ 398.9 | $ 258.5 |
| Transaction-based clearing expenses | 108.5 | 110.1 | 105.3 | 75.4 | 66.1 |
| Introducing broker commissions | 49.9 | 40.5 | 31.0 | 24.0 | 18.9 |
| Interest expense | 10.5 | 7.9 | 5.6 | 6.4 | 7.5 |
| Net operating revenues | 322.0 | 309.7 | 306.2 | 293.1 | 166.0 |
| Compensation and other expenses: | | | | | |
| Compensation and benefits | 201.9 | 198.7 | 197.2 | 170.6 | 100.3 |
| Communication and data services | 25.8 | 23.1 | 22.4 | 15.4 | 11.0 |
| Occupancy and equipment rental | 12.3 | 12.0 | 11.0 | 8.9 | 6.2 |
| Professional fees | 14.9 | 12.4 | 12.6 | 10.3 | 7.9 |
| Travel and business development | 9.9 | 10.4 | 10.4 | 8.0 | 5.7 |
| Depreciation and amortization | 7.3 | 8.0 | 7.2 | 4.7 | 1.6 |
| Bad debts and impairments | 5.5 | 0.8 | 1.5 | 5.8 | 5.3 |
| Other | 18.4 | 23.1 | 21.4 | 21.3 | 12.5 |
| Total compensation and other expenses | 296.0 | 288.5 | 283.7 | 245.0 | 150.5 |
| Income from continuing operations, before tax | 26.0 | 21.2 | 22.5 | 48.1 | 15.5 |
| Income tax expense | 6.4 | 2.6 | 5.5 | 18.2 | 5.5 |
| Net income from continuing operations | 19.6 | 18.6 | 17.0 | 29.9 | 10.0 |
| (Loss) income from discontinued operations, net of tax | (0.3) | 0.7 | (4.3) | 4.8 | 0.9 |
| Income before extraordinary loss | 19.3 | 19.3 | 12.7 | 34.7 | 10.9 |
| Extraordinary loss | — | — | — | — | (7.0) |
| Net income | 19.3 | 19.3 | 12.7 | 34.7 | 3.9 |
| Add: Net loss attributable to noncontrolling interests | — | — | 0.1 | 0.1 | 0.3 |
| Net income attributable to INTL FCStone Inc. common stockholders (a) | $ 19.3 | $ 19.3 | $ 12.8 | $ 34.8 | $ 4.2 |
| Earnings per share: | | | | | |
| Basic | $ 1.01 | $ 1.01 | $ 0.67 | $ 1.93 | $ 0.24 |
| Diluted | $ 0.98 | $ 0.97 | $ 0.64 | $ 1.83 | $ 0.23 |
| Number of shares: | | | | | |
| Basic | 18,528,302 | 18,443,233 | 18,282,939 | 17,618,085 | 17,306,019 |
| Diluted | 19,132,302 | 19,068,497 | 19,156,899 | 18,567,454 | 17,883,233 |
| Selected Balance Sheet Information: | | | | | |
| Total assets | $ 3,039.7 | $ 2,848.0 | $ 2,953.0 | $ 2,632.0 | $ 2,019.8 |
| Lenders under loans | $ 22.5 | $ 61.0 | $ 218.2 | $ 77.4 | $ 114.9 |
| Senior unsecured notes | $ 45.5 | $ 45.5 | $ — | $ — | $ — |
| Convertible notes | $ — | $ — | $ — | $ 16.7 | $ 16.7 |
| Stockholders' equity [a] | $ 345.4 | $ 335.4 | $ 313.2 | $ 292.6 | $ 240.1 |
| | | | | | |
| **Other Data:** | | | | | |
| Return on average stockholders' equity (from continuing operations) [b] | 5.8 % | 5.7 % | 5.6 % | 11.2 % | 4.2 % |
| EBITDA [c] | $ 43.8 | $ 37.1 | $ 35.3 | $ 59.2 | $ 24.6 |
| Employees, end of period | 1,141 | 1,094 | 1,074 | 904 | 729 |
| Compensation and benefits as a percentage of operating revenues | 41.1 % | 42.4 % | 44.0 % | 42.8 % | 38.8 % |

*(a) Net income and stockholders' equity for fiscal 2010 includes a $7.0 million extraordinary loss resulting from purchase price adjustments and the correction of immaterial errors related to the acquisition of FCStone Group, Inc. on September 30, 2009.*

# We Open Markets

**A diversified, global financial services organization, INTL FCStone Inc. provides financial products and advisory and execution services to help our clients access market liquidity, maximize profits and manage risk.**

Our history and culture of innovation allows us to provide the maximum flexibility and options for our customers, and supports our leadership in complex markets and businesses around the world. We excel in opening markets for under-served mid-market clients, including small and mid-sized clients seeking insights and guidance, as well as larger institutions seeking access to niche markets.

We are a leader in the development of specialized financial services in commodities, securities, global payments, foreign exchange and other markets. We create added value for our clients by providing access to global financial markets using our industry and financial expertise, deep partner and network relationships, insight and guidance, and integrity and transparency. Our client-first approach differentiates us from large banking institutions, engenders trust, and has enabled us to establish leadership positions in a number of complex fields in financial markets around the world.

A well-capitalized and regulatory compliant organization, our businesses are supported by our global infrastructure of regulated operating subsidiaries, advanced technology platform and team of more than 1,100 employees. We currently maintain more than 20,000 accounts representing approximately 11,000 clients, located in more than 135 countries.

Our clients include producers, processors and end-users of nearly all widely traded physical commodities; commercial counterparties who are end-users of our products and services; governmental and non-governmental organizations; and commercial banks, brokers, institutional investors and major investment banks.

Our opportunities vary from mid-sized commercial entities' need for more sophisticated risk management as exposure to markets increases, to emerging markets looking for more comprehensive access to international futures and securities exchanges. Our customer-centric approach tends to lead to long-term customer relationships and annuity-like revenue for the company.

## Business Segments

**Commercial Hedging**

**Global Payments**

**Securities**

**Physical Commodities**

**Clearing and Execution Services**

# By the Numbers

34 Memberships on Global Exchanges

$310 Billion F/X Prime Brokerage

1.3 Million OTC Contracts Traded

$20 Million Net Income, Operations

79 Million Gold Ounces Traded

$1.8 Billion Segregated Funds

$345 Million Equity

$74 Billion Equity Market Making

$44 Million EBITDA

1,100 Employees Globally

94 Million Exchange Contracts Traded

$491 Million Operating Revenue

Managing Business in 135 Countries

# Chairman's Letter

**Following several years of market turmoil and uncertainty, the conclusion of FY2014 has been marked by improved market conditions, relatively encouraging financial results, and a renewed spirit of optimism about our organization's future and the efficacy of our long-term business strategy.**

Nevertheless, the prevailing macro trends of ever-increasing regulations, close-to-zero interest rates and drifting commodity markets continued to weigh on our business as it has on others in our sector.

In an illuminating interview in the *Wall Street Journal*, Andrew Haldane of the Bank of England noted that the goal of current financial-services regulations has become "to capture every raindrop rather than look out for the thunderstorms." This increasingly byzantine regulatory environment requires that financial services firms such as ours continue to expand their regulatory and compliance capabilities. Indeed, regulation and compliance has now developed some of the aspects of a growth industry. For example, the sourcing, hiring and retention of compliance staff has become steadily more challenging over the past year, and we often found ourselves competing not only with other firms but, incredibly, with our own regulators for qualified personnel.

On the commercial side, interest rates in the developed world remained close-to-zero, and there seems to be little immediate prospect of this changing, as the burden of maintaining a rather anemic global recovery and avoiding deflation is borne wholly by the monetary authorities. Thus, even though our average customer deposits grew to USD $2 billion in the fourth quarter, interest earnings remained marginal. In addition, the weakness of all major economies with the exception of the U.S. seems to portend that the commodity markets will struggle for the next year.

Despite these negative to neutral macro trends, I am pleased to report your Company continued to make progress, with operating revenues growing to a record USD $490.9 million. This increase was driven by strong revenue growth in our commercial hedging and securities businesses. However, our star performer was our global payments business, where revenues increased by 35%. We also are encouraged by the performance of our LME Metals business, which has proven to be a strategically sound and remunerative acquisition.

We continued to refine and restructure our organization, and in 2014 completed the consolidation of our U.K. subsidiaries into one financial corporation which can provide all financial services to our client base with the exception of deposit taking and fund management. This has clear organizational benefits and also allows a more efficient use of our capital resources.

Despite these achievements, our stock price in 2014 remained at levels approaching book value. As the Company's largest shareholders, your board is only too well aware of this disappointing stock performance. However, I am confident that, as our results continue to improve, the market will begin to give a reasonable valuation to a financially stable, diversified and growing financial services company such as ours.

During the year, the board was expanded by the appointment of Ed Grzybowski. Ed is an institutional investor who served as chief investment officer of TIAA-CREF, where he was responsible for investing a portfolio of approximately half a trillion dollars in assets. The confidence displayed by such a sophisticated investor in joining our team is, in my view, a strong endorsement of our future growth and prosperity.

In summary, 2014 was a year in which, despite difficult market conditions, your Company delivered strong internal growth, improved its organizational and management structures and enhanced its competitive position in an industry still recovering from the shockwaves of the financial crisis. I remain confident these achievements will provide a strong basis for continued growth in 2015 and thank our management and employees for their continuing efforts and our shareholders for their loyalty and support.

JOHN RADZIWILL
Non-Executive Chairman


500,000
0
2001
2002
2003
Total assets
7,000,000
6,000,000
1,000,000

## Compound Growth 2010-2014:

**43%**

OPERATING REVENUES

**14%**

INCOME FROM CONTINUING OPERATIONS, BEFORE TAX

**8%**

STOCKHOLDERS' EQUITY

**6%**

NET BOOK VALUE PER SHARE

# Chief Executive's Report

**INTL FCStone's performance in FY2014 was substantially improved at almost every level over last year's disappointing results.**

The Company earned $19.3 million on $322 million of net operating revenues, and ended the year with shareholders' equity of $345 million. Net operating revenues for our fourth quarter of 2014, as well as the full fiscal year, established new records for the company as well as for the Global Payments and Securities segments.

Excluding the one-time gain in FY2013 of $9.2 million ($5.8 million after-tax) that was recognized from the sale of our LME and Kansas City Board of Trade shares, net operating revenues were up 7% and net income from continuing operations were up 53%, while costs were held to a modest 3% increase.

The Company's improved net operating revenues were driven by our largest segment, Commercial Hedging, as well as by strong growth in our Global Payments segment, which increased 31%, and continued growth in our Securities business. The Clearing and Execution segment showed slightly lower revenues, although net segment income increased as we focused on margins and costs in this business. Finally, net operating revenue from Physical Commodities, which is our smallest segment, declined as we restructured this business.

"Operating revenues for FY2014 and for our fourth quarter established records for the company"

During the past year, we also continued to expand our capabilities and range of services. Toward that end, following the conclusion of the fiscal year, we completed the acquisition of G.X. Clarke & Co., an institutional fixed income business. The G.X. Clarke team is experienced and well-respected, has demonstrated expertise in this marketplace and shares our philosophy of providing a value-added service to clients. This acquisition rounds out our securities product offering and also brings with it deep relationships with more than 800 institutional clients, many of whom may be interested in taking advantage of our other capabilities.

**OUR PHILOSOPHY**

In 2003, the current management team reconfigured the Company as a provider of financial services focused on underserved clients in niche markets. From the outset, we have had to earn our way into relationships by means of deep and specialized knowledge of our clients' markets, high-touch, value-added service and a total, unwavering commitment to serving our clients' best interests. As we have continued to grow, our client-first philosophy and culture has become deeply embedded in all that we do. Please take the time to read our Corporate Vision statement on our website, which sets out the deeply held values and principles that we as an organization stand for.

Our common sense approach has allowed us to grow and prosper as the financial markets have endured wrenching change. From the original group of less than 10 professionals 12 years ago, we now employ more than 1,100 professionals serving some 20,000 accounts located in nearly every country across the globe. Since the onset of the financial crisis, many of our competitors have disappeared or have had to re-assess their outdated business models, while others have chosen to retreat into a narrower product offering as regulations became more complex and costly to implement. The INTL FCStone management team took a different route. We expanded our capabilities; acquired attractive franchises that had a similar client-focused philosophy and helped to position us in key markets, products or verticals;

and invested in building a global, multi-asset-class infrastructure to best serve our growing client base.

This was an expensive and time-consuming endeavor that has certainly weighed on our earnings over the past few years, but we feel we are now emerging as a "best-in-class" mid-market financial franchise that has a unique set of capabilities, well placed to take advantage of a continuing consolidation of the industry. We believe that this consolidation is still in its early stages, and is being driven by increased infrastructure costs and capital requirements for the smaller players rendering them uneconomic, while the larger banks have been focusing on their larger core clients at the expense of the mid-sized clients we seek to serve. Most clients we target are generally looking to transact with fewer but better capitalized entities that offer a well-rounded menu of services and capabilities – a role for which we believe we are eminently well suited.

> %
>
> "Our common sense approach has allowed us to grow and prosper as the financial markets have endured wrenching change"

We provide our 20,000 accounts with:

- Advice, specialized market intelligence and insight to allow them to effectively utilize markets to manage risks and/or enhance returns
- Efficient execution by providing access to global liquidity sources from exchanges to Swap Execution Facilities ("SEF") and over the counter ("OTC") counterparts
- Clearing and prime brokerage post-trade services

We provide these services across asset classes, including all commodity verticals; securities, including equities and fixed income; foreign exchange; and select physical markets. In the provision of these services, we provide access to a full product suite from spot, futures and forwards to options and highly structured transactions designed around our clients' needs.

**FINANCIAL RESULTS**

We were encouraged to see that our core Commercial Hedging segment, which in the past few fiscal years has been negatively impacted by low volatility, a North American drought and turmoil in the Futures Commission Merchant (FCM) sector, began exhibiting signs that it will perform at a level consistent with our expectations. Our exchange-traded business was driven principally by improving domestic agricultural markets as well as continued volume growth in our London Metal Exchange (LME) metals business, due in part to our expansion in Asian markets.

The OTC volume growth was driven by increases in energy and renewable fuels customer activity, partially offset by a decline in hedging volumes in Brazil. Deposits held on behalf of our commodity customers, which is a source of interest income, also increased 7% over FY2013 to $1.8 billion. However, as in recent years, historically low short-term interest rates have functioned as a significant constraint on our interest income from customer deposits.

Operating revenues in our Global Payments segment experienced strong growth compared to the prior fiscal year, which had also been a strong year for this segment. Net operating revenues for this segment reached $48.2 million, a 31% increase over the previous year. This pattern of growth is attributable in

# Chief Executive's Report cont'd.

large part to the continued acquisition of commercial bank clients and the successful implementation of a new back-office platform that now enables us to process increased volumes, including smaller notional payments, without the hiring of additional support personnel.

All product lines in our Securities business grew in FY2014, driving net operating revenues up by 14% over FY2013. Leading this growth were double-digit increases in debt trading and asset management revenues, resulting from favorable market conditions both domestically and in South America.

Net operating revenues in our Clearing and Execution Services (CES) segment declined $4.4 million versus the previous year. However, our efforts to transform this business yielded results as the bottom line increased slightly as our margins improved and expenses declined.

Our overall financial performance was negatively impacted by a revenue decline in our Physical Commodities segment. This segment will continue to be the focus of renewed emphasis in the coming fiscal year, with the goal of realizing improved results by the end of the coming fiscal year.

> "We concluded FY2014 in a strong financial position"

Our performance on the expense side of the equation was relatively encouraging during the past fiscal year, as our fixed expenses declined 2%, or $3.1 million, compared to the previous year. This was despite increasing expenses associated with growing regulatory requirements and increased data costs from exchanges. Variable expenses were 56% of total expenses in FY2014, which was a slight improvement over the previous year. Total non-variable expenses, which include fixed expenses as well as bad debts and impairments, increased 1% to $202.1 million in FY2014.

The past fiscal year also marked the completion of the consolidation of our U.K. subsidiaries, forming one financial services firm permitted to provide all financial services with the exception of deposit-taking and fund management; and the initiation of a similar process to consolidate our North American subsidiaries, a process that will continue through the coming fiscal year. This consolidation will allow us to provide all of our products more seamlessly to our growing client base as well as leverage our capital and infrastructure more effectively and efficiently.

We concluded FY2014 in a strong financial position, aided in good measure by the restructuring of our bank facilities and the issuance of senior notes in the previous year. We ended the current fiscal year with $22.5 million in outstanding borrowings versus $270 million in committed facilities.

Total assets were at $3.04 billion at the end of the FY2014, a 7% increase over the prior year.

Shareholders' equity continued to trend upward compared to previous years, and reached $345.4 million at the end of the fiscal year. Our net income attributable to INTL FCStone common stockholders reached $19.3 million, a slight increase over the previous fiscal year, and book value per outstanding share also increased to $18.29.

As discussed in the Selected Financial Data section of this Report, our Return on Equity, though slightly improved at 6% over FY2013, still falls short of our

long-term target of 15%. As noted in last year's Letter to Shareholders, however, we believe in the importance of managing our business for the long term. Thus, as a long-term target, a 15% ROE remains an important goal that we will continue to pursue over the coming fiscal year and in the years to come.

**LOOKING FORWARD**

There is no question that the past few years, beginning with the 2008 global financial crisis, have presented an unprecedented array of challenges for our business, as well as for other financial services organizations. We are gratified that, unlike some others in our industry, we have successfully weathered these headwinds and, while our financial performance is not nearly as strong as we would like it to be nor intend it to be in the coming years, we nonetheless concluded FY2014 on a positive note, with an encouraging fourth quarter.

"We are gratified to say that, unlike some others in our industry, we have successfully weathered the market's headwinds"

We continue to believe that our business model is a strong and effective one. Our client-centric, value-added approach, combined with diverse and, in many instances, complementary capabilities, has allowed us to leverage our client relationships, expertise and capital to deliver better returns than most of our peers. We continue to take a disciplined approach to running our business as we seek to grow through organic growth and, where appropriate to our business model and accretive to our shareholders, new acquisition opportunities.

The executive management team would like to thank all of our colleagues for their exceptional contributions during this productive year, our Board and advisors for their guidance, our bankers for their financial support and our stockholders for entrusting their capital to us.

SEAN M. O'CONNOR
Chief Executive Officer


INTL FCSTONE PROVIDES CLIENTS GLOBALLY WITH A COMPREHENSIVE RANGE OF CUSTOMIZED FINANCIAL SERVICES AND TOOLS TO HELP THEM PROTECT THEIR MARGINS, MANAGE VOLATILITY AND EFFICIENTLY ACCESS GLOBAL MARKETS.

# Office Locations

**Headquarters: New York (US)**
**708 Third Avenue, Suite 1500**
**New York, NY 10017, USA**
**Tel: +1 212 485-3500**

## US Offices

Kansas City (MO)
+1 800 255-6381

West Des Moines (IA)
+1 800 422-3087

Chicago (IL)
+1 800 504-5633

Orlando (FL)
+1 800 541-1977

Bloomington (IL)
+1 800 747-7001

Bowling Green (OH)
+1 800 238-4146

Indianapolis (IN)
+1 866 825-7942

Miami (FL)
+1 305 925-4900

Minneapolis (MN)
+1 800 447-7993

Nashville (TN)
+1 615 724-2225

New York (NY)
+1 212 766-0100

Omaha (NE)
+1 800 228-2316

Spirit Lake (IA)
+1 800 854-6490

St. Louis (MO)
+1 800 888-4254

Bloomfield (NE)
+1 402 861-2522

Golden (CO)
+1 720 399-7250

Lawrence (KS)
+1 785 232-2252

## International Offices

Asunción (Paraguay)
+595 21 624 197

Beijing (China)
+86 10 651 30855

Bogota (Colombia)
+57 1 6040021

Buenos Aires (Argentina)
+54 11 4390 7595

Campinas (Brazil)
+55 19 2102 1300

Cuiabá (Brazil)
+59 59 7367 0901

Ciudad del Este (Paraguay)
+595 21 624 197

Dubai (United Arab Emirates)
+971 4 47 8500

Dublin (Ireland)
+353 1 6349140

Goiânia (Brazil)
+55 62 3432 7912

Hong Kong (China)
+852 3469 1900

London (United Kingdom)
+44 20 3580 6000

Maringá (Brazil)
+55 44 3033 6800

Porto Alegre (Brazil)
+51 3017 9150

Recife (Brazil)
+55 81 3040 1900

São Paulo (Brazil)
+55 11 3509 5400

Shanghai (China)
+86 21 5108 1234

Singapore (Singapore)
+65 6309 1000

Sydney (Australia)
+61 2 809 42000

## Corporate Governance Statement

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

## Executives

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors.

## Board Of Directors

The Company has a Board of Directors consisting of two executive, one non-independent, and six non-executive directors, all six of whom are independent. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit and Compensation Committees are each composed of three independent directors and the Risk Committee is composed of four independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

## Financial Reporting And Internal Control

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies.

## Investor Relations

The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

## Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

## Executive Directors

**Sean O'Connor**
Chief Executive Officer

**Scott Branch**
President

## Officers

**William Dunaway**
Chief Financial Officer

**Brian Sephton**
Chief Legal & Governance Officer

**R. Rene Friedman**
Vice President - Global Head of Legal & Compliance

**Bruce Fields**
Group Treasurer

**Tricia Harrod**
Vice President - Global Head of Risk

**Aaron Schroeder**
Group Controller

**David Bolte**
Corporate Secretary

## Non-Executive Directors

**John Radziwill**
Chairman
Member Compensation Committee
Member Audit Committee
Private Investor
Company Director

**Paul G. (Pete) Anderson**
Retired Company President

**John M. Fowler**
Chairman Compensation Committee
Member Nominating & Governance Committee
Member Risk Committee
Private Investor
Independent Consultant

**Daryl Henze**
Chairman Audit Committee
Member Risk Committee
Independent Consultant
Company Director

**Bruce Krehbiel**
Member Audit Committee
Member Nominating & Governance Committee
Member Risk Committee
Chief Executive Officer
Kanza Cooperative Association

**Eric Parthemore**
Chairman Nominating & Governance
Member Compensation Committee
Chief Executive Officer
Heritage Cooperative, Inc.

**Edward J. Grzybowski**
Chairman Risk Committee
Independent Consultant

## Corporate Headquarters And Stockholder Relations

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

## Stock Listing

The Company's common stock trades on NASDAQ under the symbol "INTL".

## Company Information

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Bruce Fields at the Stockholder Relations address or visit our website at www.intlfcstone.com.

## Annual Meeting

The annual meeting of stockholders will be held at 10:00 am on Thursday, February 26, 2015 in Miami, Florida:
6th Floor
1221 Brickell Avenue
Miami, FL 33131

## Stock Transfer Agent And Registrar

Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about stockholders' accounts, address changes or certificates should be directed to Computershare.

To contact by mail:
211 Quality Circle, Suite 210
College Station, TX 77845

www.intlfcstone.com